Ketdarina Corp.
2360 Corporate Circle Suite 400
Henderson, NV 89074

April 1, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Ketdarina Corp.'s - Registration Statement on Form S-1
    Amendment No. 4
    Filing No. 333-192874

Dear: Mara L. Ransom

In response to your letter dated March 24, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

PLEASE REVISE YOUR DISCLOSURES THROUGHOUT THE REGISTRATION STATEMENT TO REFLECT THE UPDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013. FOR EXAMPLE, IN YOUR SUMMARY ON PAGE 3 YOU STATE THAT YOU "HAVE NO REVENUES AND [YOU] HAVE INCURRED $1,489 IN OPERATING EXPENSES DURING THE PERIOD FROM INCEPTION TO DECEMBER 31, 2013." HOWEVER, YOUR UNAUDITED FINANCIALS AS OF DECEMBER 31, 2013 REFLECT DIFFERENT AMOUNTS FOR BOTH REVENUES AND OPERATING EXPENSES.

Response: We revised our disclosures throughout the registration statement to reflect the updated financial statements as of December 31, 2013.

SUMMARY, PAGE 3
OUR BUSINESS, PAGE 3

COMMENT: 2

PLEASE REVISE YOUR DISCLOSURE IN THE FIRST PARAGRAPH TO DISCLOSE THAT YOU GENERATED $500 OF REVENUE AND INCURRED $8,413 OF OPERATING EXPENSES DURING THE PERIOD FROM INCEPTION TO DECEMBER 31, 2013.

Response: We have revised our disclosure in the first paragraph to disclose that we generated $500 of revenue and incurred $8,413 of operating expenses during the period from inception to December 31, 2013.

SUMMARY FINANCIAL INFORMATION, PAGE 4

COMMENT: 3

PLEASE REVISE THE COLUMN HEADINGS TO REFER TO THE CORRECT DATE FOR THE BALANCE SHEET DATA AND PERIOD FOR THE INCOME STATEMENT DATA PROVIDED, THAT IS, DECEMBER 31, 2013 AND FOR THE PERIOD FROM JULY 13, 2011 (DATE OF INCEPTION) TO DECEMBER 31, 2013. IN ADDITION, THE BALANCE SHEET DATA AMOUNTS DISCLOSED DO NOT AGREE WITH COMPARABLE AMOUNTS INCLUDED IN THE INTERIM BALANCE SHEET ON PAGE F-10. PLEASE REVISE.

Response: We revised the column headings to refer to the correct date for the balance sheet data and period for the income statement data provided. In addition, the balance sheet data amounts disclosed has been corrected.

RISK FACTORS, PAGE 5
IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

COMMENT: 4

THE AMOUNT OF CASH ON HAND DOES NOT AGREE TO THE INTERIM BALANCE SHEET ON PAGE F-10. PLEASE REVISE YOUR DISCLOSURE AND CALCULATION OF ADDITIONAL CAPITAL NECESSARY TO SUSTAIN OPERATIONS ACCORDINGLY. PLEASE SIMILARLY REVISE YOUR CALCULATION OF ADDITIONAL CAPITAL NECESSARY TO SUSTAIN OPERATIONS IN THE SECOND PARAGRAPH ON PAGE 25.

Response: We have revised calculation of additional capital necessary to sustain operations accordingly.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 22

COMMENT: 5

PLEASE UPDATE YOUR ESTIMATE OF THE NUMBER OF MONTHS YOU CAN SUSTAIN OPERATIONS DISCLOSED IN THE LAST PARAGRAPH BASED ON CURRENT QUARTERLY EXPENSES AND LIABILITIES AND CASH ON HAND AT DECEMBER 31, 2013.

Response: We have updated our estimate of the number of months we can sustain operations: Our negative cash flow per month is: 1,894/3=631 (Last quarter expenses/3=monthly rate). Based on this estimate and on currently cash on hand we can sustain operations until (17,979/631 = 28 months) July, 2016.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 30

COMMENT: 6

WE NOTE YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED FEBRUARY 19, 2014. HOWEVER, THIS SECTION STILL STATES THAT "MR. BEZUHLYI WORKS AS A SALES REPRESENTATIVE TO ANDRIY CHORNYY FOP." THIS STATEMENT CONFLICTS WITH EARLIER DISCLOSURES, WHICH INCLUDES THE REVISED BIOGRAPHICAL INFORMATION, THAT STATE MR. BEZUHLYI RESIGNED IN JANUARY 2014. PLEASE REVISE THIS SECTION TO REMOVE THE INCONSISTENCY.

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
Response: We removed that statement: "Mr. Bezuhlyi works as a Sales Representative to ANDRIY CHORNYY FOP."

CONDENSED BALANCE SHEETS, PAGE F-10

COMMENT: 7

AMOUNTS DISCLOSED FOR ADDITIONAL PAID-IN CAPITAL AND THE DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE AS OF JUNE 30, 2013 ARE NOT THE SAME AS THE COMPARABLE AMOUNTS DISCLOSED ON PAGE F-2. PLEASE REVISE TO CORRECT THE INCONSISTENCIES.

Response: The amounts in question are revised to correct the inconsistencies.

NOTE 7 -SUBSEQUENT EVENTS, PAGE F-15

COMMENT: 8

WE NOTE YOU HAD 3,680,000 SHARES ISSUED AND OUTSTANDING AS OF DECEMBER 31, 2013 AND THERE ARE CURRENTLY 3,740,000 SHARES ISSUED AND OUTSTANDING PRIOR TO THE OFFERING AS DISCLOSED ON PAGE 3. PLEASE TELL US YOUR CONSIDERATION OF DISCLOSING THE NUMBER OF SHARES ISSUED AND RELATED PROCEEDS RECEIVED SUBSEQUENT TO DECEMBER 31, 2013.

Response: We sold the additional shares in question for consideration of $ 0.01 per share. The total funds received was: $600. The total number of shares issued and sold was 60,000.

Please direct any further comments or questions you may have to the company's attorney:

John T. Root, Jr.
ATTORNEY AT LAW
P.O. Box 5666
Jacksonville, Arkansas  72076
Phone:  (501) 529-8567
Fax:  (501)  325-1130
j.root.5013@gmail.com

Thank you.

Sincerely,


/s/ Oleksandr Bezuhlyi
--------------------------------------
OLEKSANDR BEZUHLYI

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